December 6, 2016

Re: Cemtrex, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 23, 2016

File No. 333-213369

Ladies and Gentlemen:

This letter responds to the comments received from the staff of the Securities and Exchange Commission (the “SEC”) by letter dated December 5, 2016 with respect Amendment No. 2 to the Registration Statement on Form S-1, filed November 23, 2016, File No. 333-213369.

Experts, page 59

1.	Please update your disclosure here to refer to the information included in the Forms 8- K/A filed November 17 and November 29, 2016. Please also clarify the reference in the last bullet on page 60 to a Form 8-K/A amended on “November 17, 2017.”

Response: We have added the November 29, 2016 filing and have corrected the date “November 17, 2017” on the listing of amendments to the Forms 8-K.

Exhibits

2.	Given your disclosure on pages 54 regarding counsel’s opinion as to the uncertainty of the tax consequences of the transaction, it is unclear why you deleted Exhibit 8.1 from your list of exhibits. Refer to Sections III.B.1 and B.2 of Staff Legal Bulletin No. 19. Please file such exhibit or advise.

Response: Exhibit 8.1 was filed with amendment number 3.

3.	It is unclear how the exhibits you file are consistent with each other and with the nature and amount of the offering described in your prospectus. For example, the second page of Exhibit 99.1 refers to an offering of 1,300,000 shares of preferred stock; the second page of Exhibit 99.2 refers to an offering of 1,000,000 units, 1,000,000 shares of preferred stock, and warrants to purchase up to 10,000,000 shares of common stock; and the first page of Exhibit 99.5 refers to an offering of 1,000,000 units. These numbers are inconsistent with the numbers in your fee table, prospectus, and Exhibit 5.1. Please revise or advise.

Response: We have addressed the inconsistencies and have refiled Exhibits 99.1, 99.2 and 99.3 with amendment number 3

Exhibit 5.1

4.	Please file a revised opinion that addresses the legality of the issuance of the same number of subscription rights that are included in your fee table. Also, we note that you have not yet filed Exhibit 4.1. If the law governing the warrants, as included in this exhibit, differs from the law on which counsel has currently opined, please ensure the opinion is revised to address that law.

Response: We have updated and refiled Exhibit 5.1 with amendment number 3

Exhibit 23.1

5.	Please update your auditor’s consent to refer to the audit reports dated November 17 and November 23, 2016 relating to the consolidated financial statements of Periscope GmbH.

Response: The auditor’s consent has been updated to reference the amendments on November 17, 2016 and November 23, 2016.

Kindly address any remaining comments or questions that you may have concerning this letter or the Registration Statement to me or Aron Govil at (631) 756-9116 or to Spencer G. Feldman, our counsel, at (212) 451-2234. We believe that we have addressed all outstanding comments and would like to have this Registration Statement become effective this week.

Sincerely,

/s/ Saagar Govil

Saagar Govil
President & Chief Executive Officer
Cemtrex, Inc.

cc:	Amanda Ravitz
Geoff Kruczek
Spencer Feldman
Olshan Frome Wolosky LLP

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com